

CARL ZEISS MEDITEC



Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2004-12-17

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document	Date of release
Ad hoc press release	2004-12-13
Press release	2004-12-13

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations

Carl Zeiss Meditec acquires majority holding in IOLTECH
(ad hoc)

Expanded position in market for ophthalmic surgery - Combination of systems and implants opens up further growth potential

Jena, Germany / La Rochelle, France, 17 December 2004) The medical solutions provider, listed in the Prime Standard at the Deutsche Börse, will take over about 63 percent of the shares in the ophthalmic surgery specialist IOLTECH. This company, listed on the *Second Marché* at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL). IOLTECH sales for the last financial year amounted to € 44.7 million. The price offered to the majority shareholder values 100 percent of IOLTECH's shares at € 110 million, which represents € 91.80 per IOLTECH share and corresponds to a premium of 15.6 percent on the IOLTECH average weighted share price of the last three months. Carl Zeiss Meditec will pay for 80 percent of the bloc shares in cash and for 20 percent by issuing new Carl Zeiss Meditec AG shares.

These terms are the subject of an agreement signed by the majority shareholder of IOLTECH and Carl Zeiss Meditec AG on in the night between 16 and 17 December 2004. The transaction is still among other things subject to the approval of the German anti-trust authority. Subsequent to getting all these approvals the bloc acquisition should be finalised by mid of February 2005.

After acquiring the majority of the shares, Carl Zeiss Meditec AG is aiming at a complete takeover of IOLTECH. Accordingly, in a second step Carl Zeiss Meditec will submit a take-over bid at the same amount of € 91.80 per share in cash to the remaining shareholders of IOLTECH.

Contact Carl Zeiss Meditec AG:
Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Goeschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com

Contact IOLTECH SA
Annabelle Bretaudeau, Phone: +33-546 44 85 50

ZEISS CARL ZEISS MEDITEC


IOLTECH

Carl Zeiss Meditec acquires majority holding in IOLTECH

Expanded position in market for ophthalmic surgery - Combination of systems and implants opens up further growth potential

(Jena, Germany / La Rochelle, France, 17 December 2004) The medical solutions provider, listed in the Prime Standard at the Deutsche Börse, will take over about 63 percent of the shares in the ophthalmic surgery specialist IOLTECH. This company, listed on the *Second Marché* at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL). IOLTECH sales for the last financial year amounted to € 44.7 million. The price offered to the majority shareholder values 100 percent of IOLTECH's shares at € 110 million, which represents € 91.80 per IOLTECH share and corresponds to a premium of 15.6 percent on the IOLTECH average weighted share price of the last three months. Carl Zeiss Meditec will pay for 80 percent of the bloc shares in cash and for 20 percent by issuing new Carl Zeiss Meditec AG shares.

These terms are the subject of an agreement signed by the majority shareholder of IOLTECH and Carl Zeiss Meditec AG in the night between 16 and 17 December 2004. The transaction is still among other things subject of the approval of the German anti-trust authority. Subsequent to getting all these approvals the bloc acquisition is expected to be finalised by February 2005.

After acquiring the majority of the shares, Carl Zeiss Meditec AG is aiming at a complete takeover of IOLTECH. Accordingly, in a second step Carl Zeiss Meditec will submit a take-over bid at the same amount of € 91.80 per share in cash to the remaining shareholders of IOLTECH.

Expanded position in the attractive ophthalmo-surgery market.

This acquisition will put Carl Zeiss Meditec in a position to combine its globally recognised competence in the field of diagnostics and post-treatment of eye diseases with the implants (IOL) used in the surgical treatment of cataracts. Doctors and patients alike will profit in the long term from the development of innovative products and solutions. Cataract is the

Press Release





most widespread vision defect worldwide and its treatment represents the most common surgery performed on human.

In the field of intraocular lenses and related products IOLTECH has a comprehensive and competitive product portfolio and holds a strong market position in Europe.

Acquisition offers significant economic and strategic advantages

The merger of Carl Zeiss Meditec and IOLTECH will enable considerable advantages to be exploited by both parties:

- Due to the expansion of the product portfolio, all clinical areas from diagnosis to treatment and follow-up treatment are now covered.
- The combination of the existing pools of expertise of the two companies will enable potential to be exploited for the development of innovative products.
- Both companies have an efficient sales organisation which will profit from integration in future. In this way the presence of the products, particularly in Europe, can be selectively expanded.

"This step is one of the most important milestones in our company's history to date," says Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "In IOLTECH we have found a partner who, like ourselves, stands for innovative strength and sustainable earning power. The expertises of the two companies in the field of diagnosis and treatment of cataracts are a perfect complement for another."

"We are looking forward to this cooperation and are convinced that the transaction will open up very positive perspectives for the company's continued growth and for our employees," said Philippe Tourrette, majority shareholder and Chief Executive of IOLTECH.

Additional information on the transaction

The new shares necessary for payment of the acquisition price to the IOLTECH majority shareholder will be issued in compliance with the existing authorisation approved by the Carl Zeiss Meditec General Meeting


ZEISS

CARL ZEISS MEDITEC


IOLTECH

in March 2004 and within the scope of about 4.5 percent capital increase (approx. 1.3 million shares) with the exclusion of shareholders' subscription rights.

Press Release


ZEISS

CARL ZEISS MEDITEC


IOLTECH

About Carl Zeiss Meditec

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release


ZEISS
CARL ZEISS MEDITEC


IOLTECH

About IOLTECH SA

Created in 1990, the laboratory IOLTECH SA became year after year a key player in ophthalmology thanks to its innovations and its diversification.

IOLTECH designs, manufactures and distributes a very large range of intraocular lenses, products, materials and instruments for eye surgery but also ophthalmic pharmaceuticals.

IOLTECH has a unique positioning in ophthalmology as it is present in surgery and pharmacy areas. The group has a comprehensive offer for all main eye disorders : cataract, refractive, glaucoma, retina, orbit, dry eye.

IOLTECH is a group of 320 people, based in La Rochelle (France) with subsidiaries in United States, Germany, Italy, Belgium, Scotland, Mauritius that realizes a consolidated turnover of 44.75 M€ for the last fiscal year.

IOLTECH intervenes on a growth market as its main activity is cataract surgery (more than 70% of sales), a pathology which concerns the seniors, a fast growing population.

IOLTECH is listed on the Second Marché at the Paris Stock Exchange (ISIN code FR 0000066938-IOLT), floating and nominative shares represent 37.20%, the other remaining 62.80% are held by Philippe Tourrette, President and founder of the company and its family.

Contact:

Annabelle Bretaudeau

Phone: +33 - 546 44 85 50

Press Release